Exhibit 23.5

Independent Auditors’ Consent

VeraSun Energy Corporation:

We consent to the incorporation by reference in this registration statement on Form S-4/A of VeraSun Energy Corporation of our report dated April 26, 2007 with respect to the consolidated balance sheets of ASAlliances Biofuels, LLC and subsidiaries (a development-stage company) as of December 31, 2006 and 2005, and the related consolidated statements of operations, changes in members’ equity and cash flows for the years then ended and for the period from December 21, 2004 (inception) to December 31, 2006, which report appears in the Form 8-K of VeraSun Energy Corporation dated November 2, 2007, and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

Dallas, Texas

January 31, 2008